FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-174043

June 21, 2012

Western Gas Partners, LP

$520,000,000 Senior Notes Due 2022

Issuer:	Western Gas Partners, LP

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Pricing Date:	June 21, 2012

Settlement Date (T+5):	June 28, 2012

Maturity Date:	July 1, 2022

Principal Amount:	$520,000,000

Benchmark Treasury:	1.75% due May 15, 2022

Benchmark Price / Yield:	101-12 / 1.599%

Spread to Benchmark:	+250 bps

Yield to Maturity:	4.099%

Coupon:	4.000%

Public Offering Price:	99.194%

Net Proceeds Before Underwriting Fees:	$515,808,800

Net Proceeds After Underwriting Fees:	$512,428,800

Optional Redemption:	Redeemable at any time before April 1, 2022 in amount equal to the principal amount plus a make whole premium, using a discount rate of T+ 37.5 bps, plus accrued and unpaid interest. Redeemable at any time on or after April 1, 2022 in amount equal to the principal amount plus accrued and unpaid interest.

Interest Payment Dates:	July 1 and January 1, beginning on January 1, 2013

CUSIP / ISIN:	958254 AB0 / US958254AB09

Joint Book-Running Managers:	RBS Securities Inc.

Barclays Capital Inc.

Deutsche Bank Securities Inc.

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	Citigroup Global Markets Inc.

Comerica Securities, Inc.

DnB NOR Markets, Inc.

Mitsubishi UFJ Securities (USA), Inc.

Scotia Capital (USA) Inc.

UBS Securities, LLC

Pro Forma Ratio of Earnings to Fixed Charges

For the year ended December 31, 2011 and the three months ended March 31, 2012, our ratio of earnings to fixed charges, on a pro forma basis giving effect to this offering, would have been 5.2 and 4.8, respectively.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBS Securities Inc. toll-free at 1-866-884-2071 or Barclays Capital Inc. toll-free at 1-888-603-5847.

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated June 21, 2012 (the “Preliminary Prospectus Supplement”). The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.